Mail Stop 6010

August 27, 2007

Quentin T. Kelly
Chairman
WorldWater & Power Corp.
Pennington Business Park
55 Route 31 South
Pennington, New Jersey 08534

>   **Re: WorldWater & Power Corp.**
>   **Preliminary Proxy Materials**
>   **Filed August 3, 2007**
>   **File No. 0-16936**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed August 3, 2007

1.   Please update the financial information to comply with Item 310(g) of Regulation S-B.

Comparative Per Share Data, page 34

2.   Please present the equivalent pro forma per share data for ENTECH as required by Instruction 7(b)(10) of Item 14 and by Instructions 1 and 2 thereof.

3.   Please discuss the actual periods represented by the information for ENTECH, or cross-reference to where you disclose this information.

Selected Historical Financial Data of ENTECH, Inc., page 35

4.   To balance the presentation, please also present the summary income statement data of ENTECH for the six months ended March 25, 2007 and March 26, 2006.

Unaudited Pro Forma Condensed Combined Financial Information, page 40

5.   We note that the number of shares you expect to issue as presented in the pro forma statements is based upon the closing price of your common stock as of June 29, 2007. Since the actual number of shares you may issue may change materially as a result of the price of your common stock, please provide additional pro forma information to give effect to the range of possible results.

6.   Please remove the term "audited" in the third paragraph, or explain why this reference is appropriate for the consolidated balance sheets of WorldWater as of March 31, 2007 and ENTECH as of March 25, 2007.

7.   Please revise the first sentence of the sixth paragraph to refer to ENTECH's net assets, or tell us why the current reference to WorldWater's net assets is appropriate.

8.   Please disclose, if true, that the pro forma information reflects the terms that you expect will be included in the definitive documentation. Otherwise, please tell us why you believe the presentation reflects adjustments that are factually supportable.

9.   In that regard, please tell us why you believe adjustments 2.A and C are factually supportable. Discuss any agreements you have to sell the common shares.

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 43 and 44

10.   We note that you reflect the results of ENTECH for the fiscal year ended September 24, 2006 in your pro forma statement of operations on page 43. On page 44, you reflect the results of ENTECH for the quarter ended March 25, 2007. As a result, you have omitted ENTECH's results of operations for the first quarterly period of their fiscal year ending in September 2007. Please provide quantitative and narrative disclosures about the gross profit, operating expenses and operating income for the omitted period.

11.   Please include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

12.   Please note that your pro forma EPS should not reflect shares whose proceeds will be issued for general corporate purposes, such as the $5.0 million you will use to fund working

capital of ENTECH after the merger. However, you may present additional EPS data to reflect the issuance of all shares if it is meaningful, meets the other criteria for reflection as a pro forma adjustment and is labeled appropriately.

13. Please revise to either delete references to the net loss per share and weighted average shares outstanding for ENTECH, or show the actual amounts as calculated in accordance with U.S. GAAP.

Note 2 – Unaudited Pro Forma Adjustments, page 45

14. We note that $4.1 million of the purchase price for ENTECH was allocated to goodwill. Please reconcile this amount to the adjustment for $4.9 million reflected on the pro forma balance sheet.

15. We note the $31.7 million allocated to identifiable intangible assets. Please revise to explain the nature of the specific identifiable intangible assets to be acquired as listed in the table on page 46. Since the allocation is preliminary, identify intangible assets you are likely to recognize and discuss any uncertainties regarding the periods of amortization and the possible effects on your financial statements.

16. We note from Appendix C that you will enter into employment agreements with certain employees of ENTECH that will provide for the payment of $4 million to them computed as "an agreed-upon percentage of revenues of the business of the Target" and the obligation shall survive until such time as the full amount of the Earn-Out Consideration owed has been paid to the employee or the employee terminates employment. Please disclose the significant terms of your agreement, including this term. Further, please tell us and disclose how you will account for this $4 million and why. Tell us how you considered paragraph 34 of SFAS 141.

17. Include a discussion of the significant terms of the non-compete agreement and explain why the non-compete agreement was included in the purchase price allocation.

18. Disclose the valuation method and significant assumptions used to allocate the purchase price in the proposed acquisition. In addition, disclose the factors that contributed to the purchase price that resulted in the recognition of goodwill as contemplated by paragraph 51.b. of SFAS 141.

19. With respect to the contingent consideration, please disclose the terms of the contingent consideration to the extent known and discuss the potential impact on future earnings. For example, we note from Appendix C that the earn-out consideration will be "computed as an agreed-upon percentage of revenues of the Target's business" and the obligation "shall survive until such time as the full amount of the Earn-Out Consideration has been paid." Refer to paragraphs 27 - 28 of SFAS 141.

Incorporation of Documents by Reference, page 80

20.   Please revise to be more specific about the documents that you are incorporating by reference. For example, we note that you filed a Form 10-KSB for the fiscal year ended December 31, 2006 and an amendment to that 10-KSB on May 29, 2007.

21.   Please update this section as applicable.

ENTECH, Inc. Financial Statements, page 81

Statements of Cash Flows, page 85

22.   Please reconcile the changes in your accounts for property and equipment and accumulated depreciation as shown in Note 4 on page 88, long-term debt as shown in Note 5 on page 88 and accrued liabilities as shown on the balance sheet on page 83 to your statement of cash flows on page 85, including your disclosures of non-cash investing and financing activities.

Note 11 – Stand Still Fee, page 90

23.   We note that you no longer reflect a liability of $500,000 for the Stand Still in your balance sheet as of March 25, 2007. Please tell us and disclose how you accounted for the fee.

Interim Financial Statements, page 92

24.   Please revise to present your statements of operations and statements of cash flows, and any applicable notes, for the six months quarters ended March 25, 2007 and March 26, 2006, consistent with Item 310(b) of Regulation S-B.

Interim Statements of Operations and Cash Flows, pages 93 and 94

25.   We note that ENTECH's fiscal year end is based on a fifty-two week period ending on the last Sunday in September. It appears that the quarterly periods represent thirteen weeks ending on the last Sunday. If so, please disclose this information in the notes and on the face of these statements.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Operation, page 16

Critical Accounting Policies and Estimates, page 17

26.   Your critical accounting policy disclosure for revenue recognition, allowance for doubtful accounts and share-based compensation does not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The

critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise future filings to specifically address the following:

·   Provide information regarding how you arrived at the estimate;
·   How accurate the estimate or assumption has been in the past;
·   How much the estimate or assumption has changed in the past; and
·   Whether the estimate or assumption is reasonably likely to change in the future.

27.   Please either include a discussion related to the estimates underlying your renewable energy credits in future filings, or tell us why you believe the accounting for these credits is not a critical accounting policy.

Comparison of Years ended December 31, 2006 and 2005, page 20

28.   For Contract Revenue, please expand your discussion in future filings to clarify the reasons for the significant increase from 2005 to 2006.

29.   Under Loss from Operations, please note that the change from 2005 to 2006 represents an increase of $182,000 (rather than a decrease). Please revise in future filings.

30.   In the second paragraph under Beneficial Conversion Interest/Warrant Exercise Inducement Fees, please reconcile the number of preferred shares for which a beneficial conversion was recorded on November 29, 2006 (48,928,570) to the number of Series D convertible preferred shares issued to EMCORE on that same date for an investment of $13.5 million (4,892,857) in Note 12 on page 45.

Historical Cash Flow Analysis, page 21

31.   In future filings, please discuss material changes in the underlying drivers of your working capital changes (*e.g.* cash receipts from the sale of products and service offerings and cash payments to acquire material and supplies for construction and component equipment), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Release 33-8350. In this connection, please expand your discussion of cash flows from financing activities to include the nature of each of the material components and reason for the changes in future filings.

Financial Statements, page 26

Consolidated Statements of Operations, page 28

32.   We note that the amount of $3,072,963 recorded under other expense for the year ended December 31, 2005 was identified as "warrant exercise inducement fees". However, according to the disclosure in Note 10 on page 43, this amount represents beneficial conversion expense recorded in conjunction with the issuance of convertible notes in July 2005. Please reconcile this description to your classification on the statement and explain how the amount was calculated. In this regard, please tell us and disclose in future filings the nature of the amount recorded under this line item for the year ended December 31, 2006 – i.e., $1,588,432.

33.   We note the amount recorded as "Beneficial Conversion and Warrants on Preferred Stock Dividend". Based on the disclosure in Note 12 on page 46, this represents a beneficial conversion adjustment recorded as a preferred stock dividend. Please tell us how the amount was calculated. In addition, tell us why it was not accounted for as an accretion of preferred stock.

Note 3. Summary of Significant Accounting Policies, page 32

Guarantor Arrangements – Renewable Energy Credit Guarantee (RECs), page 33

34.   Please tell us and disclose in future filings in sufficient detail the significant terms of the contracts with the guarantees including events and circumstances that would require you to perform under the guarantees and the maximum potential amount of future payments you could be required to make under the guarantee or the fact that there is no limitation on those payments, consistent with paragraph 13 of FIN 45. If you cannot estimate the maximum potential future payments under the guarantee, then please disclose the reasons why. Clarify when you are required to make payments under the guarantee. Tell us and disclose in future filings whether the guarantee is a market price guarantee of the RECs or whether the guarantee is for the underlying performance of the equipment.

35.   Please tell us and disclose in future filings how you initially measured your guarantee obligation under FIN 45 and how you are subsequently measuring the guarantee and why. Reconcile with the disclosure on page 32 under *Fair Value of Financial Instruments*. We note from page 9 of your June 30, 2007 Form 10-Q that the liability is decreasing. Please tell us why.

36.   Please discuss your consideration of whether the guarantee is a derivative under SFAS 133 and is therefore not within the initial recognition and measurement provisions of FIN 45 under paragraph 7(a). Please also discuss your consideration of whether the guarantee is subject to the scope exception in paragraph 6(e) or 7(b).

37.   Further, please tell us about your consideration of whether or not the total arrangement consideration is fixed and determinable and how you considered your conclusions in determining the appropriate method to recognize revenue under the arrangements. Refer to SAB Topic 13.A.

38.   We note that the RECs relate to a 267,840kW solar-driven irrigation and energy system built in 2004 and a 42.7kW solar-pumping and energy system currently in construction. We also note that you recorded a reduction to contract revenues for the RECs of $393,617 and $0 in 2005 and 2006. Please tell us why you only recorded a reduction to revenues in 2005 considering the first unit was built in 2004 and the second is under construction. Explain the timing of when you recognize and how you classify the value attributed to the guarantee.

39.   We note that you estimate your guarantee obligation may result in a potential loss of $452,907. We further note that as of December 31, 2006, you recorded a REC guarantee liability of $349,554. Please reconcile these two balances. Please also tell us why the amount of the potential loss has not changed from your December 31, 2006 Form 10-KSB to your June 30, 2007 Form 10-Q. Tell us and disclose in future filings how you determined both amounts.

Revenue Recognition, page 34

40.   We note disclosures throughout the filing reference third party costs incurred to perform work under your arrangements, such as the disclosure on page 19. We also note that inventory is mainly purchased components. Please discuss your consideration of EITF 99-19 regarding recording revenue gross as a principal versus net as an agent.

Loan Origination Costs, page 35

41.   In future filings please disclose the method you use to amortize the debt issuance costs.

Share-Based Compensation, page 35

42.   We note the table on page 36 presenting the pro forma information of the effect on net income and net income per share for the year ended December 31, 2005 as if you had applied the fair value recognition provisions of SFAS 123. However, the column caption is incorrectly titled "2006" and the net loss and net loss per share amounts were extracted from the statement of operations for the year ended December 31, 2006 (rather than 2005). Please make all appropriate revisions in future filings.

43.   Please tell us why you reflect no pro forma impact of stock-based employee compensation for 2005 even though you recorded $45,000 of compensation under APB 25.

Note 5. Contracts, page 39

44.   Please tell us and disclose in future filings a general description of the prerequisites for billing.

Note 6. Equipment and Leasehold Improvements, page 40

45.   We note from the statement of cash flows that you purchased equipment and leasehold improvements of $175,465 during 2006. We noted no discussion of sales of fixed assets in the statement of cash flows. We note that office furniture and equipment increased by $8,346, while vehicles, computers, test equipment and assembly fixtures and leasehold improvements declined in the aggregate by $186,427. We also note that accumulated depreciation decreased from $258,017 as of December 31, 2005 to $34,907 as of December 31, 2006, even though depreciation expense was $30,272 in 2006. Please reconcile the changes in Note 6 with the disclosures in your statement of cash flows.

Note 10. Long-Term Debt and Notes Payable, page 42

46.   Please tell us and revise future filings so that it is clear from the narrative as to which line item you are referring to in the table preceding the narrative. Please note that the amounts in the table should reconcile to the narrative.

47.   Please tell us and disclose in future filings the significant terms of all of your debt, consistent with paragraph 4 of SFAS 129, including the $3,250,000 10% convertible note due July 21, 2008.

48.   Further, please provide us with you analysis of the accounting for the $3,250,000 note and warrants. Discuss your consideration of paragraph 12 of SFAS 133 for the embedded conversion feature within convertible debt in determining that the embedded conversion feature should not be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. We note that the conversion rate appears to be variable with no limitation on the number of shares issuable under the note. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

49.   As part of your discussion, please tell us how you calculated the amount of $3,072,973 allocated to the beneficial conversion feature of the debt and the amount of $1,447,308 allocated to the warrants. Please also tell us and disclose in future filings how you accounted for the amount allocated to the beneficial conversion feature and how you amortized the interest expense related to warrants discount.

Note 12. Convertible Preferred Stock, page 44

50.   Please disclose all of the significant terms of the preferred stock, consistent with paragraph 4 of SFAS 129, including conversion terms, terms of adjustment to the conversion price, dividends and redemption terms.

51.   Please provide us with your analysis of the accounting for the redeemable preferred stock and warrants. Include a discussion of your consideration of SFAS 133, EITF 00-19 and 98-5 and Topic D-98. Include a discussion of your accounting for these instruments in your disclosure. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

52.   Please disclose in future filings the significant assumptions used to value the warrants issued with the Series D preferred stock consistent with paragraph 64 of SFAS 123R.

Note 13. Common Stock Transactions, page 46

53.   Please reconcile the table with your disclosures in Notes 10 and 14.

54.   Please tell us about the significant terms whereby you issued shares of common stock for "the purchase of RECs." Explain how you accounted for the purchases and why.

55.   In future filings, including interim filings, please disclose the significant terms of significant transactions.

Note 14. Warrant Transactions, page 46

56.   Please tell us and disclose in future filings, including interim filings, the significant terms of your warrant agreements, consistent with paragraph A240 of SFAS 123R and paragraph 4 of SFAS 129. Include a discussion of whether the warrants represent rights to purchase shares of your common stock or shares of your preferred stock. Disclose how you are accounting for the associated expense. Disclose the significant assumptions underlying your valuations consistent with paragraph A240(e) of SFAS 123R. For example, we note that you only reflect one set of assumptions to calculate fair value for all of your warrants.

57.   Please tell us and disclose in future filings the significant terms whereby you issued warrants in connection with the issuance of registered common stock shares, extensions of short-term loans and on commissions as debt and equity financings. Tell us and disclose how you accounted for those transactions.

Note 16. Stock-Based Compensation Plans – Incentive Stock Option Plan, page 49

58.   Please disclose in future filings the weighted-average grant-date fair value of equity options or other equity instruments granted during each year for which you provide an income statement and, for those same periods, the total intrinsic value of options exercised and the total fair value of shares vested during the years, consistent with paragraph A240(c) of SFAS 123R.

Controls and Procedures, page 53

59.   We note your statement that your "disclosure controls and procedures are *designed* to provide a reasonable assurance of achieving their objectives." Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this comment also applies to Amendment No. 1 to your March 31, 2007 Form 10-Q and your June 30, 2007 Form 10-Q.

60.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are "generally effective for gathering, analyzing and disclosing the information that the Company is required to disclose in the reports filed under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to Amendment No. 1 to your March 31, 2007 Form 10-Q and your June 30, 2007 Form 10-Q.

61.   Further to the above, the language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. In future filings, please remove the language or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please note this comment also applies to Amendment No. 1 to your March 31, 2007 Form 10-Q and your Form 10-QSB as of June 30, 2007.

62.   In light of the fact that "there are two areas of material weakness of concern," please disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period

covered by the report. In addition, please see our comment above with respect to your reference to 'generally' effective in the first sentence of the fifth paragraph.

63.   Please also disclose in greater detail the nature of each of the material weakness identified in your disclosure and disclose when the material weaknesses first began.

Exhibits 31.1 and 31.2

64.   We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the exact form required by Exchange Act Rule 13a-14(a). Please file an amendment to the December 31, 2006 Form 10-KSB that includes the entire periodic report and new, corrected certifications with the exact language as specified in Item 601(b)(31) of Regulation S-B.

65.   We note that Exhibit 31.1 is signed by your Chairman of the Board. Please amend this certification so that it is signed by your principal executive officer consistent with Items 601(b)(31) of Regulation S-B. Please similarly amend Exhibit 31.1 and 32.1 in your June 30, 2007 Form 10-Q and Amendment No. 1 to your March 31, 2007 Form 10-Q.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Item 7. Financial Statements

66.   We note the revision made on the "Report of Independent Registered Public Accounting Firm" to include the name and electronic signature of the auditor. However, in reference to Exchange Act Rule 12b-15, "amendments filed pursuant to this section must set forth the complete text of each item as amended". Consequently, all of Item 7 - Financial Statements must be included in the amendment. Please revise to comply.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements, page 3

Note 11. Warrant Transactions, page 18

67.   Please reconcile the stock price for the 3.5 million warrants issued during the period with the disclosure on page 31.

Exhibits 31.1 and 31.2

68.   We note the following:

·   You refer to 'WorldWater & Solar Technologies Corp.' and not the registrant, WorldWater & Power Corp. in paragraph 1.
·   You have added or deleted some language in paragraphs 2, 3, 4 and 5;

·   You have added the word "QUARTERLY" in paragraphs 2, 3, and 4;
·   You have changed punctuation in paragraph 4(d).

Please file an amendment to the June 30, 2007 Form 10-Q that includes the entire periodic report and new, corrected certifications consistent with Item 601(31) of Regulation S-K. Similarly amend your Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2007.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2007

Financial Statements, page 3

69.   Please amend to include the financial statements of the registrant, WorldWater & Power Corp., as required by Article 3 of Regulation S-X, or tell us why the current presentation of the financial information for WorldWater & Solar Technologies Corp. is appropriate. Similarly revise your presentation of MD&A beginning on page 24 to be that of the registrant as required by Item 303 of Regulation S-K and amend to include signatures on behalf of the registrant, WorldWater & Power Corp., by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant as required by Item G of Form 10-Q.

As appropriate, please revise your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director